UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W103

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

38th Floor, The Centrium

60 Wyndham Street

Central Hong Kong

(852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,729,781 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 812,729,781 shares
	9	SOLE DISPOSITIVE POWER 812,729,781 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 812,729,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,729,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The percentage indicated in this Row 13 is calculated based upon the number of Ordinary Shares outstanding as of March 25, 2022, which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2022 (“Form 20-F”), as adjusted to reflect the Issuer’s repurchase of an aggregate of 27,743,301 Ordinary Shares in the form of American Depositary Shares (the “Repurchased Shares”), as announced by the Issuer in its Form 20-F and Current Report on Form 6-K filed on May 6, 2022 (calculated assuming that the Repurchased Shares have been cancelled).

CUSIP No. G5974W 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,729,781 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 812,729,781 shares
	9	SOLE DISPOSITIVE POWER 812,729,781 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 812,729,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,729,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The percentage indicated in this Row 13 is calculated based upon the number of Ordinary Shares outstanding as of March 25, 2022, which reflects the number reported in the Annual Report on Form 20-F, as adjusted to reflect the Issuer’s repurchase of the Repurchased Shares, as announced by the Issuer in its Form 20-F and Current Report on Form 6-K filed on May 6, 2022 (calculated assuming that the Repurchased Shares have been cancelled).

CUSIP No. G5974W 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

820,403,865(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to 812,729,781 shares)

	8	SHARED VOTING POWER 812,729,781(1) shares (including shares disclaimed; see Item 5 below)
	9

  SOLE DISPOSITIVE POWER

820,403,865(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to 812,729,781 shares)

	10	SHARED DISPOSITIVE POWER 812,729,781(1) shares (including shares disclaimed; see Item 5 below)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,403,865(2) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to beneficially own 812,729,781 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

In addition, Mr. Ho is entitled to receive (upon vesting) 312,012 restricted shares pursuant to the Issuer’s share incentive plan, all of which will vest within 60 days of the date hereof, as further described in Item 5 below.

(2)

Includes 312,012 restricted shares which Mr. Ho is entitled to receive (upon vesting) pursuant to the Issuer’s share incentive plan, all of which will vest within 60 days of the date hereof, as further described in Item 5 below.

(3)

The percentage indicated in this Row 13 is calculated based upon the number of Ordinary Shares outstanding as of March 25, 2022, which reflects the number reported in the Annual Report on Form 20-F, as adjusted to reflect the Issuer’s repurchase of the Repurchased Shares, as announced by the Issuer in its Form 20-F and Current Report on Form 6-K filed on May 6, 2022 (calculated assuming that the Repurchased Shares have been cancelled).

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on February 6, 2017, as amended by Amendment No. 1 filed on May 17, 2017, Amendment No. 2 filed on November 19, 2018, Amendment No. 3 filed on February 19, 2019 and Amendment No. 4 filed on July 15, 2019, with respect to the Issuer by the Reporting Persons (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Percentages of the Ordinary Shares outstanding reported in this Amendment are calculated based upon the number of Ordinary Shares outstanding as of March 25, 2022, which reflects the number reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2022 (“Form 20-F”), as adjusted to reflect the Issuer’s repurchase of 27,743,301 Ordinary Shares in the form of American Depositary Shares (the “Repurchased Shares”), as announced by the Issuer in its Form 20-F and Current Report on Form 6-K filed on May 6, 2022 (calculated assuming that the Repurchased Shares were cancelled).

Item 1.	Security and Issuer

Item 1 is hereby amended by replacing it in its entirety with the following:

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Melco Resorts & Entertainment Limited, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Item 2.	Identity and Background

Items 2(a) and 2(c) are hereby amended by replacing them in their entirety with the following:

(a)

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Melco International Development Limited, a Hong Kong-listed company (“Melco International”), its wholly-owned subsidiary Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands (“Melco Leisure”), and Mr. Ho, Lawrence Yau Lung, a citizen of Canada (“Mr. Ho”).

As of the date of this Amendment, Mr. Ho personally holds 91,445,132 ordinary shares of Melco International, representing approximately 6.0% of Melco International’s ordinary shares outstanding. In addition, 122,243,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 301,368,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 53,491,345 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 8.1%, 19.9%, 3.5% and 0.1%, respectively, of Melco International’s shares, all of which are entities owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho.

Mr. Ho also has an interest in L3G Holdings Inc., a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 312,666,187 ordinary shares of Melco International, representing approximately 20.6% of Melco International’s shares.

Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 886,992,396 ordinary shares of Melco International, representing approximately 58.5% of Melco International’s ordinary shares outstanding.

(c)	The principal business of Melco International and Melco Leisure, through their subsidiaries, is engaging in leisure, gaming and entertainment, and other investments.

Item 4.	Purpose of the Transaction

This Amendment is being filed to report the increase in the percentage of outstanding Ordinary Shares of the Issuer beneficially owned by the Reporting Persons following the Issuer’s publicly reported repurchase of the Repurchased Shares as described above (calculated assuming that the Repurchased Shares were cancelled). This Amendment also provides certain other updated information as set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)

As of the date of this Amendment, the Reporting Persons may be deemed to each beneficially own an aggregate of 812,729,781 Ordinary Shares, which are held by Melco Leisure (the “Shares”). The Shares represent approximately 56.9% of the Issuer’s outstanding Ordinary Shares. In addition, Mr. Ho personally holds 7,362,072 Ordinary Shares and is entitled to receive (upon vesting) 312,012 restricted shares pursuant to the Issuer’s share incentive plan which will vest within 60 days of the date hereof, together representing a further approximately 0.5% of the Issuer’s Ordinary Shares outstanding.

(b)	The Reporting Persons have shared voting and dispositive power over 812,729,781 of the Shares, and Mr. Ho has sole voting and dispositive power over 7,674,084 of the Shares.

(c)	The Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED
By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED
By:	/s/ Ho, Lawrence Yau Lung
Ho, Lawrence Yau Lung
Title:	Director

HO, LAWRENCE YAU LUNG
By:	/s/ Ho, Lawrence Yau Lung

SCHEDULE I

Schedule I of Schedule 13D is hereby amended by replacing it in its entirety with the following:

MELCO INTERNATIONAL DEVELOPMENT LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Resorts & Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	President and Managing Director of Melco International Development Limited and Director and President of Melco Resorts & Entertainment Limited	United States of America

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited and Director of Melco Resorts & Entertainment Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Ng Ching Wo	13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong	Solicitor and Non-executive Director of Melco International Development Limited	Canada

John William Crawford	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Certified Public Accountant and Independent Non-executive Director of Melco International Development Limited and Melco Resorts & Entertainment Limited	Canada

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Independent Non-executive Director of Melco International Development Limited	United Kingdom

Karuna Evelyn Shinsho	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Independent Non-executive Director of Melco International Development Limited	United States of America

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Resorts & Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	President and Managing Director of Melco International Development Limited and Director and President of Melco Resorts & Entertainment Limited	United States of America

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited and Director of Melco Resorts & Entertainment Limited	Hong Kong Special Administrative Region of the People’s Republic of China